# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oyster Enterprises II Acquisition Corp, CIK 0002042182
CUSIP: G6861F104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 801 BRICKELL AVENUE, 8TH FLOOR, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 05/23/2025
Filed by CIK 0002046100
Persons authorized to receive notices and communications: Mario Zarazua, Chief Executive Officer, 801 Brickell Avenue 8th Floor, Miami, Florida (FL), 33131, (786) 744-7720

## Reporting persons
- Oyster Enterprises II LLC (CIK 0002046100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,361,250; shared voting power 0; sole dispositive power 8,361,250; shared dispositive power 0; aggregate amount beneficially owned 8,361,250 (24.7% of the class)
  Comment: (1) Includes 455,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,906,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286984). The 455,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Oyster Enterprises II LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 45,500 Class A Ordinary Shares which will be issued upon the conversion of 455,000 rights upon the consummation of the Issuer's initial business combination.
- Oyster Management II LLC (CIK 0002046108): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,361,250; sole dispositive power 0; shared dispositive power 8,361,250; aggregate amount beneficially owned 8,361,250 (24.7% of the class)
  Comment: (1) Includes 455,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,906,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286984). The 455,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Oyster Enterprises II LLC(the "Sponsor") and the Issuer.
  
  (2) Excludes 45,500 Class A Ordinary Shares which will be issued upon the conversion of 455,000 rights upon the consummation of the Issuer's initial business combination.
- Mario Zarazua (CIK 0002046099): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,361,250; sole dispositive power 0; shared dispositive power 8,361,250; aggregate amount beneficially owned 8,361,250 (24.7% of the class)
  Comment: (1) Includes 455,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,906,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286984). The 455,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Oyster Enterprises II LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 45,500 Class A Ordinary Shares which will be issued upon the conversion of 455,000 rights upon the consummation of the Issuer's initial business combination.
- Heath Freeman (CIK 0001693074): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,361,250; sole dispositive power 0; shared dispositive power 8,361,250; aggregate amount beneficially owned 8,361,250 (24.7% of the class)
  Comment: (1) Includes 455,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,906,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286984). The 455,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Oyster Enterprises II LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 45,500 Class A Ordinary Shares which will be issued upon the conversion of 455,000 rights upon the consummation of the Issuer's initial business combination.
- Randall D. Smith (CIK 0001016345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,361,250; sole dispositive power 0; shared dispositive power 8,361,250; aggregate amount beneficially owned 8,361,250 (24.7% of the class)
  Comment: (1) Includes 455,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,906,250 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286984). The 455,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Oyster Enterprises II LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 45,500 Class A Ordinary Shares which will be issued upon the conversion of 455,000 rights upon the consummation of the Issuer's initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Oyster Enterprises II Acquisition Corp
Address of issuer's principal executive offices: 801 BRICKELL AVENUE, 8TH FLOOR, MIAMI, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: (a) This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 24.7% of the issued and outstanding Ordinary Shares (33,914,250) based on the number of Class A Ordinary Shares (26,008,000) and Class B Ordinary Shares (7,906,250) outstanding as of May 23, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 30, 2025; (ii) Oyster Management II LLC, the managing member of the Sponsor; (iii) Heath Freeman, the Issuer's Chairman of the Board, (iv) Mario Zarazua, the Issuer's Vice Chairman and Chief Executive Officer and (v) Randall Smith, an advisor to the Issuer, who collectively own 100% of the membership interests of Oyster Management II LLC . All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, Oyster Management II LLC, Heath Freeman, Mario Zarazua and Randall Smith, is c/o 801 Brickell Avenue, 8th Floor, Miami, Florida, 33131.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Oyster Management II LLC, is the managing member of our sponsor. Heath Freeman is the Issuer's Chairman of the Board, Mario Zarazua is the Issuer's Vice Chairman and Chief Executive Officer and Randall Smith is an advisor to the Issuer; Messrs. Freeman, Zarazua and Smith are the managing members of Oyster Management II LLC.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Oyster Management II LLC is a Delaware limited liability company. Heath Freeman, Mario Zarazua and Randall Smith are each U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $4,575,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on October 16, 2024, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the Issuer's offering costs in exchange for 7,187,500 Class B Ordinary Shares (the "Founder Shares"), pursuant to the Securities Subscription Agreement dated as of October 16, 2024 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement") as more fully described in Item 6 of this Section 13D, which information is incorporated by reference. In May 2025, the Issuer issued an additional 718,750 founder shares to the Sponsor in a share capitalization, resulting in the Sponsor holding an aggregate of 7,906,250 Founder Shares.

On May 23, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 455,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of May 21, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Each Placement Unit consists of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination (as described more fully in the Issuer's Final Prospectus dated May 21, 2025).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 33,914,250 Ordinary Shares, including 26,008,000 Class A ordinary shares 7,906,250 and Class B Ordinary Shares outstanding as of May 23, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on May 30, 2025) are as follows:

Sponsor - Amount beneficially owned: 8,361,250 and Percentage: 24.7%;

Oyster Management II LLC - Amount beneficially owned: 8,361,250 and Percentage: 24.7%;

Heath Freeman - Amount beneficially owned: 8,361,250 and Percentage: 24.7%;

Mario Zarazua - Amount beneficially owned: 8,361,250 and Percentage: 24.7%; and

Randall Smith - Amount beneficially owned: 8,361,250 and Percentage: 24.7%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 33,914,250 Ordinary Shares, including 26,008,000 Class A ordinary shares and 7,906,250 Class B Ordinary Shares outstanding as of May 23, 2025, as reported by the Issuer in its Current Report on Form 8-K,filed by the Issuer with the SEC on May 30, 2025) are as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 8,361,250,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 8,361,250, and
iv. Shared power to dispose or to direct the disposition of: 0;

Oyster Management II LLC

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 8,361,250,
iii. Sole power to dispose or to direct the disposition of: 0, and
iv. Shared power to dispose or to direct the disposition of: 8,361,250;

Heath Freeman

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 8,361,250,
iii. Sole power to dispose or to direct the disposition of: 0,
iv. Shared power to dispose or to direct the disposition of: 8,361,250;

Mario Zarazua

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 8,361,250,
iii. Sole power to dispose or to direct the disposition of: 0,
iv. Shared power to dispose or to direct the disposition of: 8,361,250;

Randall Smith

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 8,361,250,
iii. Sole power to dispose or to direct the disposition of: 0,
iv. Shared power to dispose or to direct the disposition of: 8,361,250.

Oyster Management II LLC, the managing member of the Sponsor, holds voting and investment discretion with respect to the securities held of record by the Sponsor. Heath Freeman, the Issuer's Chairman of the Board, Mario Zarazua the Issuer's Vice Chairman and Chief Executive Officer and Randall Smith, an advisor to the Issuer, collectively own 100% of the membership interests in Oyster Management II LLC. . Each of Oyster Management II LLC, Heath Freeman, Mario Zarazua and Randall Smith disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

On October 16, 2024, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the Issuer's offering costs in exchange for 7,187,500 Class B Ordinary Shares (the "Founder Shares"). In May 2025, the Issuer issued an additional 718,750 founder shares to the Sponsor in a share capitalization, resulting in the Sponsor holding an aggregate of 7,906,250 Founder Shares The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on May 6, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement

On May 23, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 455,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter Agreement

On May 23, 2025, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor and the Issuer's officers and directors agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable, if any; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on May 27, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On May 23, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as

Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on May 27, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of October 16, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on May 6, 2025).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of May 21, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2025).

Exhibit 10.3 - Letter Agreement, dated as of May 21, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2025).

Exhibit 10.4 - Registration Rights Agreement, dated as of May 21, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2025).

Exhibit - 99.1 Joint Filing Agreement, June 2, 2025, by and among the Reporting Persons.

## Signatures
- Oyster Enterprises II LLC: /s/ Oyster Management II LLC, managing member of Oyster Enterprises II LLC by Mario Zarazua, an authorized signatory (06/02/2025)
- Oyster Management II LLC: /s/ Mario Zarazua, by Mario Zarazua, an authorized signatory (06/02/2025)
- Mario Zarazua: /s/ Mario Zarazua, Mario Zarazua (06/02/2025)
- Heath Freeman: /s/ Heath Freeman, Heath Freeman (06/02/2025)
- Randall D. Smith: /s/ Randall Smith, Randall Smith (06/02/2025)